Exhibit 99.4

© Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation October 24, 2026

Forward - Looking Statement 2 No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing and outcomes of IND, CTA, BLA and other regulatory filings, the timing of commercial launches, estimated market opportunities, manufacturing timetables, capacity and success rates, the potential benefits of product candidates, the Company’s intended strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements .

PRAME prevalence in selected indications PRAME Is Expressed in More Than 50 Cancers Anzutresgene autoleucel ( anzu - cel, formerly IMA203), a Data on file: PRAME target prevalence is based on a proprietary initial mass spec - guided expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95 - 100% shown as 95%); anzu - cel (IMA203), IMA203CD8, IMA402 are being evaluated in separate clinical trials ; NSCLC: Non - small cell lung cancer ≥95% ≥10% % PRAME+ patients a Indication 95% Cutaneous Melanoma 95% Uterine Carcinoma 95% Uterine Carcinosarcoma 95% Synovial Sarcoma 90% Uveal Melanoma 90% Mucosal Melanoma 85% Ovarian Carcinoma Subtypes 70% Squamous Cell NSCLC 65% Triple - negative Breast Carcinoma 45% Small Cell Lung Cancer 45% Esophageal Carcinoma Subtype 40% Kidney Carcinoma Subtype 35% Cholangiocarcinoma 30% HER2 - Enriched Breast Carcinoma 25% Adenocarcinoma NSCLC 25% Head & Neck Squamous Cell Carcinoma 20% Hepatocellular Carcinoma 20% Bladder Carcinoma 3 PRAME Indication Cutaneous Melanoma Endometrioid Endometrial Carcinoma Uterine Carcinosarcoma Synovial Sarcoma Acral Melanoma Uveal Melanoma Mucosal Melanoma Endometrial Clear Cell Carcinoma Endometrial Serous Carcinoma Ovarian Serous Cystadenocarcinoma Ovarian Clear Cell Carcinoma Ovarian Endometrioid Carcinoma Head and Neck Salivary Duct Carcinoma Adenoid Cystic Carcinoma Neuroblastoma Malignant Rhabdoid Tumor Wilms Tumor (Nephroblastoma) Squamous Cell NSCLC Triple Negative Breast Carcinoma (TNBC) Cervical Adenosquamous Cell Carcinoma Large Cell Neuroendocrine Lung Carcinoma (LCNEC) Basal Cell Carcinoma Mucoepidermoid Carcinoma Large Cell Lung Carcinoma (LCLC) Spindle Cell Melanoma Testicular Germ Cell Tumor (Seminoma and Non - Seminoma) Myxoid Liposarcoma Angiosarcoma Small Cell Lung Cancer (SCLC) Esophageal Small Cell Carcinoma Cutaneous Squamous Cell Carcinoma Thymoma Merkel Cell Carcinoma Endometrial Sarcoma Esophageal Squamous Carcinoma Esophageal Adenosquamous Carcinoma Kidney Renal Papillary Cell Carcinoma Malignant Peripheral Nerve Sheath Tumor (MPNST) Cholangiocarcinoma Cervical Adenocarcinoma Head and Neck Salivary Gland Carcinoma Osteosarcoma HER2 - Enriched Breast Carcinoma Embryonal Rhabdomyosarcoma Adenosquamous NSCLC Diffuse Large B - cell Lymphoma (DLBCL) Sarcomatoid Carcinoma of the Lung Adenocarcinoma NSCLC Head and Neck Squamous Cell Carcinoma (HNSCC) Alveolar Rhabdomyosarcoma Ovarian Mucinous Carcinoma Adrenocortical Carcinoma Kidney Renal Clear Cell Carcinoma Hepatocellular Carcinoma Bladder Urothelial Carcinoma Cervical Squamous Cell Carcinoma Non - Squamous Anal Carcinoma Pancreatic Neuroendocrine Adenocarcinoma Prostate Neuroendocrine Adenocarcinoma Liposarcoma Undifferentiated Pleomorphic Sarcoma Acute Myeloid Leukemia (AML) Ewing Sarcoma Ovarian Leiomyosarcoma Breast Carcinoma, Luminal A Breast Carcinoma, Luminal B Squamous Anal Carcinoma Stomach Adenocarcinoma Esophageal Adenocarcinoma Fibrosarcoma Anaplastic Thyroid Carcinoma (…) Cancer Cell Death IMA402 PRAME Bispecific a nzu - cel (IMA203) PRAME Cell Therapy IMA203CD8 PRAME Cell Therapy Immatics Is the Global Leader in Precision Targeting of PRAME with 3 clinical product candidates

Immatics Is the Global Leader in Precision Targeting of PRAME

- PRAME is an **intracellular protein** presented as a peptide on the surface of tumor cells by HLA molecules[1]
- The **PRAME peptide** can be targeted by **T-cell receptors (TCRs)** engineered by Immatics, thus overcoming limitations of classical antibodies and CAR T-cell therapies not able to access intracellular targets[1,2]
- PRAME has **multiple functions in tumor biology** enhancing tumor cell survival, tumor proliferation and resistance to apoptosis[a,3,4]
- PRAME expression has been **associated with poor prognosis incl. shorter survival**[5,6,7,8]
- PRAME is **homogenously expressed** in tumor tissue[9]



sqNSCLC



Ovarian Cancer

PRAME RNA detection in tumor samples (ISH)



anzu-cel (IMA203)
PRAME-HLA-A*02:01 complex
Intracellular PRAME
Other proteins
Proteasome
Peptides
Engineered PRAME-specific TCR
HLA-A*02:01

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [a]Activation of proliferative and survival pathways, including PI3K/AKT/mTOR[3], and inhibition of retinoic acid signaling preventing retinoic acid-induced differentiation and apoptosis[4]

[1] Wermke et al., 2025; [2] Chandran et al., 2019, [3] Yu et al., 2023; [4] Epping et al., 2005; [5] Al-Khadairi & Decock. 2019; [6] Naik et al., 2021; [7] Gezgin et al., 2017; [8] Field et al., 2016; [9] Hukelmann et al., SITC 2022.

4

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities

Product candidate	Modality	Indication		Target
Anzu-cel (IMA203)	Cell therapy	2L advanced melanoma	immatics	PRAME
Anzu-cel (IMA203)	Cell therapy	Uveal melanoma	immatics	PRAME
Anzu-cel (IMA203) + mRNA-4203	Cell therapy	Solid cancers	immatics, moderna	PRAME
IMA203CD8	Cell therapy	Gynecologic cancers	immatics	PRAME
		Other solid cancers	immatics	PRAME
IMA402	Bispecific	Melanoma, gynecologic cancers, others	immatics	PRAME
IMA402 + ICI[a]	Bispecific	Melanoma, gynecologic cancers, others	immatics	PRAME
IMA402 + IMA401	Bispecific	sqNSCLC	immatics	PRAME / MAGEA4/8
IMA401 ± ICI	Bispecific	HNSCC, sqNSCLC, others	immatics	MAGEA4/8
Undisclosed[b]	Bispecific	Undisclosed	moderna	other



Phase[c]
Preclinical
1a
1b
2
3
SUPRAME

3 PRAME product candidates

2 Therapeutic modalities

3 PRAME combinations

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203); [a] In combination with immune checkpoint inhibitor (pembrolizumab or nivolumab/relatlimab); [b] mRNA-enabled *in vivo* expressed TCER® molecules; [c] Phase 1a: Dose escalation, Phase 1b: Dose expansion; HNSCC, head and neck squamous cell carcinoma; ICI, immune checkpoint inhibitor; sqNSCLC, squamous non-small-cell lung cancer

5

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities immatics

1 PRAME WAVE 1	2 PRAME WAVE 2	3 PRAME WAVE 3	
Anzu-cel (IMA203) **PRAME Cell Therapy**	**IMA203CD8** **PRAME Cell Therapy**	**IMA402** **PRAME Bispecific**	**>230K** addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5 p.a.
Market entry in advanced melanoma **~10K addressable patients p.a.**	Expansion to all advanced PRAME cancers **>75K addressable patients p.a.**	Expansion to earlier-line PRAME cancers **>145K addressable patients p.a.**	
• Anzu-cel is expected to be Immatics' first PRAME therapy to enter the market • First target indications: 2L unresectable or metastatic melanoma; metastatic uveal melanoma	• Enhanced pharmacology provides potential to expand to tumor-agnostic label in 2L PRAME solid cancers beyond melanoma, including ovarian cancer, endometrial cancer	• Next-gen half-life extended bispecific as monotherapy or ICI/SOC combo in earlier and later treatment lines • First target indications: melanoma, gynecologic cancers, sqNSCLC (IMA402/IMA401 combination)	

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5; Source: Internal Forecast 2026; EU5: France, Germany, Italy, Spain, United Kingdom; ICI, Immune checkpoint inhibitor; SOC, standard of care; sqNSCLC, squamous non-small-cell lung cancer

6

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities immatics

	1 PRAME WAVE 1	2 PRAME WAVE 2	3 PRAME WAVE 3	
	Anzu-cel (IMA203) PRAME Cell Therapy	**IMA203CD8 PRAME Cell Therapy**	**IMA402 PRAME Bispecific**	**>230K** addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5 p.a.
STATUS	• Orphan Drug and RMAT designation[a] by FDA • Phase 3 SUPRAME trial in patients with advanced melanoma post PD-1 inhibitor ongoing; Primary endpoint: PFS • Phase 2 cohort in patients with metastatic uveal melanoma ongoing	• PRAME cell therapy leveraging CD8 and CD4 T cells • Enhanced pharmacology • Phase 1 study ongoing	• Off-the-shelf Bispecific • Next-gen, half-life extended format • Phase 1b dose expansion ongoing	
EXPECTED MILESTONES	☑ Data update from Ph1/2 trial in unresectable or metastatic melanoma and metastatic uveal melanoma: ASCO 2026 ☐ Ph3 SUPRAME disclosure of topline data for final analysis[b]: 1H 2027 ☐ BLA submission: 2027	☑ Ph1a data update with focus on ovarian cancer at relevant doses at a major medical conference: ASCO 2026 ☑ Ph1a dose escalation completed: 2026 ☑ Updated data across multiple PRAME-positive tumors: ESMO 2026 ☐ Completion of uterine cancer cohort: 1H 2027 ☐ Start of pediatric Phase 1/2 IIT[c]: 1H 2027	☑ Initiation of addtl. Ph1b/Ph2 expansion cohorts in melanoma and gyn-onc: 2026 ☑ Initiation of IMA402/IMA401 combo in sqNSCLC: 2026 ☑ Ph1b data update at RP2D range: ESMO 2026 ☐ First data on combination cohorts incl. IMA402/IMA401 in sqNSCLC : 2027	

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [a] Includes all benefits of Breakthrough Therapy Designation; [b] Pre-specified final analysis expected to be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); [c] Being conducted at Hopp Children's Cancer Center Heidelberg (KiTZ), Germany; ICI, immune checkpoint inhibitor; IIT, investigator-initiated trial; sqNSCLC, squamous non-small-cell lung cancer

7

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities

PRAME Cell Therapy

Modality: Autologous TCR T-cell Therapy

Application: Single dose ("one and done") (no tumor surgery, no high-dose IL-2)

Positioning: Primarily second line and later monotherapy setting

Deployment: Administered in specialized hospitals and medical centers; potential for outpatient administration

TPP at RP2D*: ≥40% cORR, ≥6 months mDOR (monotherapy, 2L or later)



LEUKAPHERESIS
TCER® PRODUCTION
GENETIC ENGINEERING & EXPANSION
Cell Therapy
PRAME peptide
TCER®
"OFF-THE-SHELF" PRODUCT
HLA
Tumor cell
LYMPHODEPLETION & INFUSION
ADMINISTRATION TO PATIENT

PRAME Bispecific

Modality: Half-life extended (HLE) bispecific T cell engager (TCER®)

Application: Repeat dose

Positioning: Primarily in earlier lines incl. frontline or (neo)adjuvant setting (in combination with SOC)

Deployment: Outpatient administration, hospitals and community centers

TPP at RP2D*: ≥20% cORR, ≥6 months mDOR (monotherapy, 2L or later)

PRAME

*Target product profile (TPP) in monotherapy in 2L or later settings post SOC at recommended phase 2 dose ("RP2D") for development beyond Ph1b. Other factors such as mPFS (median progression free survival) and mOS (median overall survival) may also be considered. SOC, standard of care

8

PRAME WAVE 1 Anzu - cel (IMA203) PRAME Cell Therapy Market Entry in Advanced Melanoma

Anzu-cel (IMA203) PRAME Cell Therapy: Market Entry in Advanced Melanoma


GENETIC ENGINEERING
ANZU-CEL (IMA203)
ADMINISTRATION OF PRAME-DIRECTED T CELLS

Anzu-cel (IMA203) Opportunity

2L unresectable or metastatic melanoma

~10K

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5

PRAME Wave 1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US (~4,500) and EU5 (~5,500) in 2028; Source: Internal Forecast 2026; EU5: France, Germany, Italy, Spain, United Kingdom

10

Summary: Anzu-cel (IMA203) PRAME Cell Therapy in Advanced Melanoma

Positive Data and High Unmet Need

Expected and Manageable Tolerability	Compelling Response Rate	Durable Responses	Rapid & Robust Manufacturing	Commercial Opportunity
• Anticipated & manageable cytopenias associated with lymphodepletion • Mostly mild to moderate CRS • Infrequent ICANS • Potential for outpatient administration	• **cORR: 56% (18/32)** • **42% (14/33) of patients had deep responses** (≥50% tumor size reduction) • Encouraging activity in both cutaneous melanoma (cORR 50%) and uveal melanoma (cORR 67%)	• **14.6 months mDOR** and ongoing responses for up to >3 years • **mPFS of 6.1 months** • **mPFS 15.9 months in patients with deep responses** • **mOS: 16.2 months**	• Fast turnaround time: 7-8 days + 7 days QC release testing • 95% manufacturing success rate to reach target dose[a] • Optimized process to achieve desirable cellular functionality	• ~10K[b] addressable patients in US/EU5 in 2L advanced melanoma • Orphan Drug Designation and RMAT designation[c] received for the treatment of both, cutaneous and uveal melanoma

SUPRAME: Phase 3 randomized trial of anzu-cel vs. investigator choice in 2L advanced melanoma[d] ongoing (#NCT06743126)
Phase 2 single arm cohort of anzu-cel in metastatic uveal melanoma ongoing (#NCT03686124)

PRAME Wave 1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [a] Manufacturing success rate for Phase 1; [b] PRAME+/HLA-A*02:01+ addressable patient population, Source: Internal Forecast 2026; [c] Includes all benefits of Breakthrough Therapy Designation, RMAT designation received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma; [d] 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior PD-1 inhibitor; CRS: cytokine release syndrome; ICANS: immune effector cell associated neurotoxicity syndrome; cORR: confirmed objective response rate; mDOR: median duration of response; mPFS: median progression-free survival; OS: overall survival ; mFU: median follow-up; EU5: France, Germany, Italy, Spain, United Kingdom;

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

11

Ph 1b Study of Anzu-cel (IMA203) PRAME Cell Therapy in Advanced Melanoma

Patient Journey

Screening & Manufacturing Phase | **Treatment & Observation Phase** | **Long Term Follow-up**

Safety and efficacy monitoring for 12 months

HLA-A*02:01 Testing
Blood sample
Prevalence[a]:
US: 41%, EU: 48%

PRAME testing in Phase 1
Due to high prevalence, PRAME testing no longer required in SUPRAME trial for cut. melanoma and Phase 2 cohort in uveal melanoma

Leukapheresis
as source for cell product

Manufacturing
by Immatics
Process time of ~2 weeks
7-8-day manufacturing process applying CD8/CD4 T cell selection
7-day QC release testing

Lymphodepletion[b]

Anzu-cel (IMA203)
One-time infusion

Low dose IL-2[c]

Inclusion by HLA testing only – no PRAME testing required	Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery	Fast turn-around-time (~2 weeks) and manufacturing success rate of 95%[d]	Expected and manageable tolerability profile with potential outpatient administration – no high-dose IL-2

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [a] Gragert *et al.* 2013 and census numbers; HLA-A*02:01 prevalence in Immatics' clinical trials: US 65% and Germany 55% as of March 2025; [b] 30 mg/m² Fludarabine and 500 mg/m² Cyclophosphamide for 4 days; [c] 1m IU SC daily days 1-5 and twice daily SC days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology); [d] Manufacturing success rate for Phase 1

PRAME Wave 1: anzu-cel
12

Patients with Metastatic Melanoma in High Unmet Need Settings: PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

immatics

Baseline Characteristics	All Melanoma n=33	Cutaneous Melanoma n=14	Uveal Melanoma n=16	Other Melanoma[a] n=3
Age, median (range)	57 (31, 79)	55 (31, 79)	62 (32, 74)	51 (40, 58)
Female, %	48	21	63	100
Baseline ECOG status 1, %	39	36	44	33
Prior lines of systemic treatment, median (range)	2 (0, 6)	2.5 (1, 5)	2 (0, 6)	2 (1, 3)
Prior ICI treatment, median (range)	1 (0, 4)	2 (1, 3)	1 (0, 4)	2 (1, 2)
≥1 line of ICI treatment, % (n/N)	82 (27/33)	100 (14/14)	63 (10/16)	100 (3/3)
Prior tebentafusp, % (n/N)	—	—	63 (10/16)	—
Tumor burden Target lesion SLD, cm, median (range)	10.4 (1.5, 31)	12.1 (1.5, 31)	10.3 (3.1, 21)	8.7 (2.1, 17)
Target + non-target lesions, n, median (range)	6 (1, 20)	6 (1, 10)	7 (3, 13)	17 (5, 20)
Liver metastasis, %	79	64	94	67
Brain metastasis, %	3	0	0	33
Lung metastasis, %	64	71	50	100
Uveal melanoma: Liver + extrahepatic, n (%)			13 (81)	
Liver only / extrahepatic only, n (%)			2 (13) / 1 (6)	
Elevated LDH at baseline, %	58	64	56	33
LDH × ULN, median, (range)	1 (0.7, 9.1)	1.1 (0.7, 9)	1.1 (0.7, 9.1)	0.9 (0.8, 1.6)
Treatment Experience	**All Melanoma**	**Cutaneous Melanoma**	**Uveal Melanoma**	**Other Melanoma**
Infused TCR T cell dose ($\times 10^9$), median (range)	4.04 (1.30, 10.20)	4.58 (1.30, 10.20)	3.94 (1.62, 8.43)	3.33 (1.73, 7.94)

PRAME Wave 1: anzu-cel

[a] Mucosal melanoma n=2; melanoma of unknown primary n=1. ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; TCR, T-cell receptor; ULN, upper limit of normal.

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

13

Anzu-cel (IMA203) PRAME Cell Therapy Demonstrated an Expected and Manageable Tolerability Profile

immatics

TEAEs in ≥30%

Preferred term, n (%)	All Melanoma (n=33) Any grade	All Melanoma (n=33) Grade ≥3
Nausea	22 (67)	0
ALT/AST increased	17 (52)	6 (18)
Rash[a]	14 (42)	3 (9)
Fatigue	13 (39)	0
Constipation	12 (36)	0
Hyponatremia	10 (30)	3 (9)
Pyrexia	10 (30)	0

Key Lab Abnormalities

Preferred term, n (%)	All Melanoma (n=33) Any grade	All Melanoma (n=33) Grade ≥3
Any cytopenia	33 (100)	33 (100)
Neutropenia	33 (100)	33 (100)
Anemia	33 (100)	17 (52)
Thrombocytopenia	31 (94)	13 (39)
Leukopenia	33 (100)	33 (100)
Lymphopenia	33 (100)	33 (100)

AESI

Preferred term, n (%)	All Melanoma (n=33) Any grade	All Melanoma (n=33) Grade ≥3
CRS	33 (100)	6 (18)
ICANS	4 (12)	2 (6)
HLH	2 (6)	1 (3)

Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion

- Most grade ≥3 cytopenias (any lineage) resolved to grade 2 or better within 30 days of lymphodepletion

Immune-mediated AESIs occurred by Day 30 of TCR T-cell infusion

- Expected and manageable CRS, mostly grade 1/2, consistent with mechanism of action
- Infrequent, manageable, and mostly mild ICANS

[a] Includes rash and rash maculopapular. Grades were determined according to NCI-CTCAE v5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018, for patients enrolled under protocol v11.0 and higher according to Neelapu et al. 2019). All TEAEs regardless of relatedness to study treatment are presented. System Organ Class Blood and lymphatic system disorders excluded from analysis; Adverse events are coded to Preferred Term (PT) according to the MedDRA v24.0. Patients are only counted once per preferred term by the highest severity grade reported in the EDC. AESI, adverse event of special interest; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CRS, cytokine release syndrome; d, day; HLH, haemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; mo, month; TEAE, treatment-emergent adverse event.

PRAME Wave 1: anzu-cel

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

14

Anzu-cel (IMA203) PRAME Cell Therapy Induced Rapid and Deep Responses in Metastatic PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

immatics

	Cutaneous Melanoma	Uveal Melanoma	Melanoma (other)[a]	All Melanoma
	n=14	n=16	n=3	n=33
cORR[b]	50% (7/14)	67% (10/15)	1/3	56% (18/32)
ORR	57% (8/14)	69% (11/16)	2/3	64% (21/33)
DCR	93% (13/14)	88% (14/16)	3/3	91% (30/33)



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
50
0
-50
-100
11
5
-12
-19
-21
-42
-45
-59
-59
-65
-66
-70
-73
-78
-6
-18
-23
-25
-38
-40
-41
-42
-44
-48
-51
-59
-78
-79
-84
-84
0
-37
-57
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing
A-DL4-05
A-DL5-25
A-DL5-33*
A-DL5-17
A-DL5-31
A-DL5-14
A-DL5-23
A-DL5-15*
A-DL5-22*
A-DL5-03
A-DL4-07
A-DL5-13*
A-DL5-27
A-DL4-03
A-DL4-06
A-DL5-20
A-DL5-12
A-DL5-18*
A-DL5-35
A-DL5-32
A-DL5-10
A-DL4-10
A-DL4-09c
A-DL5-24
A-DL5-19*
A-DL5-34
A-DL5-26*
A-DL5-21
A-DL5-36
A-DL5-01
A-DL4-04
A-DL5-28
A-DL5-29

- Median time to BOR was 1.4 months (1.2-2.8)
- Most responders exhibit shrinkage of ≥1 lesion by first scan
- Responses observed in target and non-target lesions

PRAME Wave 1: anzu-cel

[a] Includes melanoma (other) n=3: MM n=2, MUP n=1; [b] Confirmed ORR for patients with ≥2 post-BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded.
[c] Patient left study (withdrew consent) with ongoing unconfirmed PR. * Maximum change of target lesions and RECIST1.1 response at different timepoints. Anzu-cel, anzutresgene autoleucel; BOR, best overall response; cCR, confirmed complete response; cORR, confirmed objective response rate; cPR, confirmed partial response; DCR, disease control rate at week 6; PD, progressive disease; PR, partial response; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease.

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

15

Anzu-cel (IMA203) PRAME Cell Therapy Induced Durable Responses in Metastatic PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

immatics

	Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma[a] n=33
mDOR [mo] (range)	17.9 (4.2, 38.2+)	11 (4.4, 31.6)	14.6 (4.2, 38.2+)
mFU [mo]	18.7	ND	18.7



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
50
0
-50
-100
BL
PR
0
3
6
9
12
15
18
21
24
27
Months Post T-cell Infusion
cCR
cPR
PR
SD
PD
Ongoing
Ongoing response at 39.6 mo
Response until 32.9 mo

[a] Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1.

Anzu-cel, anzutresgene autoleucel; BL, baseline; cCR, confirmed complete response; cPR, confirmed partial response; mDOR, median duration of response; mFU, median follow-up; mo, month; ND, not defined; PD, progressive disease; PR partial response; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease.

PRAME Wave 1: anzu-cel

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

16

Anzu - cel (IMA203) PRAME Cell Therapy Induced Durable Responses in Metastatic PD - 1 - Relapsed Melanoma and Metastatic Uveal Melanoma 17 Data cutoff Sep 24, 2025 Davar et al., ASCO 2026 PRAME Wave 1: anzu - cel Median Progression Free Survival Median Overall Survival All Melanoma a n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 6.1 (1.4, 39.6+) 20.0 8.5 (1.4, 32.9) 10.4 6.0 (1.4 , 39.6+) 20.0 mPFS [ mo ] (range) mFU [ mo ] All Melanoma a n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 16.2 (2.4, 39.6+) 17.3 NR (4.5, 34.2) 14.3 1 3 .9 (2.4, 39.6+) 20.0 mOS [ mo ] (range) mFU [ mo ] 6 - month PFS rate: 55% 100 PFS [%] 0 75 50 25 0 6 12 18 24 30 36 42 Time from Infusion [months] 33 16 8 4 2 2 1 0 0 15 20 23 24 24 25 25 At Risk Events PFS for All Melanoma Indications (n=33) 12 - month PFS rate: 37% 24 - month OS: 46% 100 OS [%] 0 75 50 25 0 6 12 18 24 30 36 42 Time from Infusion [months] 33 29 17 7 3 3 1 0 0 2 9 14 14 14 14 14 At Risk Events OS for All Melanoma Indications (n=33) 12 - month OS: 70% a Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1; PFS and OS of ongoing patients censored a t data - cut; PFS and OS rates were calculated using Kaplan - Meier method. Anzu - cel, a nzutresgene autoleucel; mFU , median follow - up; mOS , median overall survival; mPFS , median progression - free survival; OS, overall survival; PFS, progression - free survival.

Anzu-cel (IMA203) PRAME Cell Therapy in Melanoma: Overview of Competitive Studies

PFS and OS Data in Melanoma Cohorts

Drug Product	Phase	N	Melanoma patient population	Prior lines of therapies	mPFS (months)	mOS (months)
Anzu-cel in Melanoma	1b (Dose Expansion)	33	42% cutaneous 48% uveal 9% other	3% n=0, 24% n=1, 30% n=2, 24% n=3, 6% n=4, 6% n=5, 6% n=6 82% received prior ICI (median of 1 prior line of ICI in overall population, median of 2 prior lines of ICI in cut. melanoma) Median of 2 prior lines, median of 2.5 prior lines in cut. melanoma	6.1	16.2
Anzu-cel in Melanoma	1a (Dose Escalation)	11	73% cutaneous 18% uveal 9% other	0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior ICI (median of 2 prior lines of ICI, median of 2.5 prior lines of ICI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	2.6	6.3
IMA201/202/anzu-cel combined in Melanoma	1a (Dose Escalation)	19	63% cutaneous 11% uveal 26% other	0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior ICI (median 3 prior lines of ICI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	2.5	5.3
Lifileucel (C-144-01, Cohort 2+4)[1]	Registrational Ph2	153	54% cutaneous 0% uveal 45% other	median of 3 prior lines (min/max: 1/9) 100% received prior ICI	4.1	13.9
Tilsotolimod + Ipilimumab (ILLUMINATE-301)[2]	3	238	85% cutaneous 0% uveal 15% other	57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior ICI	2.9	11.6
Nivolumab + Relatlimab (RELATIVITY-020, D1 Cohort)[3]	1/2	354	68% cutaneous 0% uveal 32% other	46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior ICI	2.1	14.7
Tudriqev (RP1) + Nivolumab (IGNYTE)[4]	Registrational Ph2	140	100% cutaneous	100% received prior ICI	3.6	32.2

These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted.

PRAME Wave 1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Chesney et al., 2022; [2] Diab et al., 2024; [3] Ascierto et al., 2023; [4] Wong et al. 2025, Wong et al. 2026;
PFS: progression-free survival; OS: overall survival; ICI: immune checkpoint inhibitor

Data cutoff Sep 24, 2025 18

Anzu-cel (IMA203) PRAME Cell Therapy

Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses



100
50
0
PFS [%]
Median dose 5.87b
Median dose 3.33b
Median dose 0.59b
Log-rank: 0.006
0
10
20
30
40
50
Time from infusion [months]

	n	mPFS	mFU
Dose Escalation anzu-cel	11	2.6	ND
Dose Expansion anzu-cel <50% tumor size reduction (including tumor size increase)	19	5.8	17.3
Dose Expansion anzu-cel ≥50% tumor size reduction	14	15.9	39.6

- 42% (14/33) patients in dose expansion have a deep response (≥50% tumor reduction)
- This subgroup of patients has highly medically meaningful mPFS of more than 1 year
- Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses

PRAME Wave 1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), b, billion; ND, not defined; mFU, median follow-up; mPFS, median progression-free survival.

Data cutoff Sep 24, 2025 19

SUPRAME: A Randomized Ph3 Trial of Anzu-cel (IMA203) PRAME-directed TCR T-cell Therapy vs Investigator's Choice in Unresectable or Metastatic Melanoma post ICI

Actively Enrolling across North America and Europe

immatics

TRIAL DESIGN

PATIENT POPULATION:

Unresectable or metastatic melanoma post ICI

N=360

plus N=90 patients for increased OS power

1:1 Randomization

- **Anzu-cel (IMA203)**
- **Investigator's choice**: nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel, chemotherapy

ENDPOINTS

PRIMARY	KEY SECONDARY	SECONDARY
Progression-free survival	**Overall survival**	**Efficacy:** ORR **Safety:** TESAEs, AEs of special interest **Quality of life:** EORTC QLQ-C30 and EQ-5D-5L

Expected SUPRAME Trial Analyses

Patient enrollment

STEP 1
Final PFS analysis
Topline data disclosure based on final analysis[1] for PFS in 1H 2027

→ **BLA Submission in 2027**

additional patients

STEP 2
Final OS analysis

PRAME Wave 1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203) [1] Pre-specified final analysis will be triggered upon the occurrence of a defined number of events for primary endpoint PFS (progressive disease or death) statistically powered at 90%; ICI: immune checkpoint inhibitor; PFS: progression-free survival; ORR: objective response rate; TESAEs: treatment-emergent serious adverse events; AE: adverse event; EORTC: European Organization for Research and Treatment of Cancer; QLQ-C30: Core Quality of Life questionnaire; EQ-5D-5L: European Quality of Life 5 Dimensions 5 Level Version

20

Cell Therapy Manufacturing Facility To Support Planned Anzu - cel BLA and Commercialization 21 Anzutresgene autoleucel ( anzu - cel, formerly IMA203); BLA: Biologics License Application PRAME Wave 1: anzu - cel • ~100,000 sq ft s tate - of - the - art research & GMP manufacturing facility • Modular design for efficient and cost - effective scalability - total of 8 manufacturing suites, plus further expansion space • Capacity sufficient to serve early - stage and registration - directed clinical trial as well as planned initial commercial supply • In - house manufacturing and QC allows full control of process, product and costs • Located in the Houston, Texas, Metropolitan Area offering economic labor and operating costs and talent pool highly qualified in cell therapy manufacturing & QC

PRAME WAVE 2 IMA203CD8 PRAME Cell Therapy Expansion to all Advanced PRAME Cancers

IMA203CD8 PRAME Cell Therapy: Expansion of Commercial Opportunity to all Advanced PRAME+ Solid Tumors


T cell Help
CD8-engineered CD4 T CELL
CD8 T CELL
PRAME TCR
CD8
Cytotoxic Activity
TUMOR CELL DEATH
Cytotoxic Activity

The PRAME^{+}/HLA-A*02:01^{+} addressable patient opportunity across a broad range of PRAME expression is

>75K

per year



IMA203CD8 Opportunity

2L Solid Tumors

	US	EU5
Ovarian	2K	2K
Uterine	4K	4K
sqNSCLC	7K	10K
HNSCC	2K	2K
Breast	5K	8K
Others	16K	18K

- Co-transduction of CD8αβ alongside PRAME TCR adds **functional CD4^{+} T cells designed to boost cytotoxicity**
- Proof of concept from preclinical experiments[1] and CD19 CAR T cell studies in leukemia[2]
- Based on its enhanced pharmacology, IMA203CD8 provides the potential to expand to tumor-agnostic label in 2L PRAME cancers across broad spectrum of PRAME expression level (see appendix for PRAME expression levels)
- **Ovarian carcinoma chosen as initial proof-of-concept**

PRAME Wave 2: IMA203CD8

All patient numbers refer to PRAME^{+}/HLA-A*02:01^{+} patients in the US and EU5 in 2025; Source: Internal Forecast 2026; EU5: France, Germany, Italy, Spain, United Kingdom [1] Bajwa et al. 2021 Journal for Immunotherapy of Cancer; [2] Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances; 2L: patients with unresectable or metastatic solid tumors who have received at least 1 prior therapy; sqNSCLC: squamous cell non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

23

Summary: IMA203CD8 Cell Therapy in PRAME+ Solid Tumors

Towards Proof-of-concept for Tumor-agnostic Targeting of PRAME Cancers with IMA203CD8

Manageable Tolerability	Activity Across PRAME+ Tumors	Development Opportunity
• Most frequent TEAEs were expected • Transient cytopenias associated with lymphodepletion • Mostly low-grade CRS • Infrequent ICANS • Potential for outpatient administration	• One-time infusion of IMA203CD8 showed clinical anti-tumor activity across multiple tumor types with distinct biology and differing levels of PRAME expression • 51% ORR, 41% cORR, including multiple complete responses, and tumor reduction in 83% of patients across all dose levels and indications • **Gynecologic cancers (platinum-pretreated ovarian cancer and uterine cancer)** at clinically relevant doses (≥DL4c): 60% ORR, 55% cORR, incl. complete responses; mDOR 8.4 months, mPFS 5.8 months, and mOS not reached (mFU: 7.8 months) • **Synovial sarcoma** at low doses: 67% ORR and 67% cORR, including one complete response, and ongoing responses up to ~3 years across all doses at low median dose	Clinical activity across tumor types with distinct biology and differing levels of PRAME expression supports the broad applicability of IMA203CD8 across PRAME-positive cancers and its tumor-agnostic development

- **Completion of Phase 1b uterine cancer cohort expected in 1H 2027**
- **Planned start of pediatric Phase 1/2 IIT[a] in PRAME-positive solid tumors in 1H 2027**

[a] Being conducted at Hopp Children's Cancer Center Heidelberg (KiTZ), Germany;
cPR, confirmed partial response; IIT, investigator-initiated trial; TEAE, treatment-emergent adverse events

PRAME Wave 2: IMA203CD8

Data cutoff August 7, 2026 24

Phase 1 Multicenter Trial of IMA203CD8 in PRAME+ Solid Tumors

Patient Journey


SCREENING/MANUFACTURING
TREATMENT/OBSERVATION
FOLLOW UP
HLA-A*02:01 Testing
(blood)
Leukapheresis
Lymphodepletion
Fludarabine 30 mg/m²
Cyclophosphamide 500 mg/m²
days -6 to -3
± Low Dose IL-2ª
1M IU SUBQ QD, days 3-5, then
1M IU SUBQ BID, days 6-10
IMA203CD8
one-time infusion
PRAME Testing
Biopsy or archived tissue
No longer required for indications with high PRAME prevalence, including ovarian and uterine cancer, melanoma, and synovial sarcoma
IMA203CD8
Manufacturing
(~2 weeks)

Dose Escalation Scheme

± Low Dose IL-2ª

- **DL3 (n=7)** $0.44\text{-}1.00 \times 10^9$ total TCR T cells
- **DL4a (n=38)** $0.93\text{-}1.86 \times 10^9$ total TCR T cells
- **DL4b (n=4)** $1.49\text{-}2.05 \times 10^9$ total TCR T cells
- **DL4c (n=9)** $1.15\text{-}3.06 \times 10^9$ total TCR T cells
- **DL5 (n=7)** $1.95\text{-}4.30 \times 10^9$ total TCR T cells
- **DL6 (n=15)** $3.55\text{-}8.22 \times 10^9$ total TCR T cells
- **DL7 (n=17)** $4.26\text{-}12.50 \times 10^9$ total TCR T cells

Dose escalation completed

Enrichment at relevant DLs (≥DL4c): ~1.2–12.5 billion total TCR T cells

Key Objectives

Primary:
- Tolerability
- Determination of RP2D

Secondary:
- Efficacy
- Pharmacokinetics

Key Eligibility Criteria

- Advanced or metastatic solid tumors
- Age ≥18 years
- ECOG PS 0-1
- HLA-A*02:01 positive
- PRAME positive
- No available SOC treatment options
- Measurable disease (RECIST 1.1)
- Adequate organ function

IMA203-101: NCT03686124; Based on initial safety data observed with anzu-cel (IMA203), IMA203CD8 dose escalation was initiated at DL3. Total TCR T cells calculated from defined number of TCR T cells/m² BSA per dose level X1.8 m² BSA.

ªDose level ≥DL4c is evaluated ±IL-2, starting without IL-2. If tolerable, add IL-2 at the same dose or escalate to next dose without IL-2; outpatient IL-2 administration at investigator's discretion. Anzu-cel, anzutresgene autoleucel; bid, twice daily; BSA, body surface area; DL, dose level; ECOG, Eastern Cooperative Oncology Group; HLA, human leukocyte antigen; IL, interleukin; IU, international unit; PRAME, preferentially expressed antigen in melanoma; PS, performance status; qd, once daily; RP2D, recommended phase 2 dose; SOC, standard of care; SUBQ, subcutaneous; TCR, T-cell receptor.

PRAME Wave 2: IMA203CD8

Data cutoff August 7, 2026
Busse et al., ESMO 2026

25

IMA203CD8 PRAME Cell Therapy: Patient Disposition



Safety Population[a]
N=98
n=1 lymphodepleted, but not infused
n=4 pending first postbaseline scan
n=1 consent withdrawn before assessment
n=1 EOT before first scan
n=1 no measurable disease at baseline
Efficacy-evaluable Population[b]
n=90
Gynecologic Indications
n=27
Melanoma
n=44
Synovial Sarcoma
n=12
Other
n=7
<DL4c
≥DL4c
n=7
n=20
n=28
n=16
n=11
n=1
n=2
n=5

PRAME Wave 2: IMA203CD8

Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast and non-small cell lung cancer. [a] All patients who started lymphodepletion. [b] All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death. DL, dose level; EOT, end of treatment.

Data cutoff August 7, 2026
Busse et al., ESMO 2026

26

IMA203CD8: Baseline Characteristics

immatics

	Safety Population[a]	Efficacy-evaluable Population[b]			
	All N=98	Gynecologic Indications n=27	Melanoma n=44	Synovial Sarcoma n=12	Other n=7
Median age (range), years	58 (20-85)	58 (35-75)	62 (23-85)	46 (20-66)	56 (38-71)
Female, n (%)	63 (64)	27 (100)	22 (50)	4 (33)	4 (57)
ECOG PS 1, n (%)	40 (41)	10 (37)	21 (48)	2 (17)	4 (57)
LDH ≥1×ULN, n (%)	43 (44)	11 (41)	21 (48)	4 (33)	5 (71)
Median target lesion SLD (range), cm[c]	6.8 (1.1-43.4)	6.2 (1.1-21.6)	7.9 (1.3-43.4)	8.1 (1.2-41.1)	6.4 (3.9-14.7)
Median number of tumor lesions (range)[c]	5 (1-25)	5 (1-25)	4 (1-25)	8 (1-16)	6 (5-25)
Liver metastasis, n (%)	45 (46)	14 (52)	25 (57)	1 (8)	3 (43)
Brain metastasis, n (%)	9 (9)	0 (0)	7 (16)	0 (0)	1 (14)
Bone metastasis, n (%)	16 (16)	3 (11)	7 (16)	2 (17)	4 (57)
Peritoneal disease, n (%)	32 (33)	17 (63)	9 (20)	1 (8)	2 (29)

PRAME Wave 2: IMA203CD8

[a] All patients who started lymphodepletion. [b] All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast cancer and non-small cell lung cancer. [c] Two patients were excluded from the target lesion analysis due to unavailable target lesion measurements at the time of data cutoff. ECOG, Eastern Cooperative Oncology Group; LDH, lactate dehydrogenase; PS, performance status; SLD, sum of longest diameter; ULN, upper limit of normal.

Data cutoff August 7, 2026
Busse et al., ESMO 2026

27

IMA203CD8: Treatment Experience

Prior Therapy	Safety Population[a]	Efficacy-evaluable Population[b]			
	All N=98	Gynecologic Indications n=27	Melanoma n=44	Synovial Sarcoma n=12	Other n=7
Treatment, n (%)					
Radiation	53 (54)	5 (19)	31 (70)	9 (75)	6 (86)
Systemic treatment	97 (99)	27 (100)	43 (98)	12 (100)	7 (100)
Lines of systemic treatment, median (range)	3 (0-9)	4 (1-7)	3 (0-9)	2 (1-5)	4 (2-7)
≥3, n (%)	77 (79)	22 (81)	37 (84)	5 (42)	6 (86)
Immune checkpoint inhibitors, n (%)					
Chemotherapy, n (%)	55 (56)	5 (19)	39 (89)	0	6 (86)
Ovarian cancer only (n=24):	68 (69)	27 (100)	14 (32)	12 (100)	7 (100)
Lines of prior platinum-based therapy, n (%)	-	24 (100)	-	-	-
Platinum-resistant, n (%)	-	19 (79)	-	-	-
Lines post-platinum resistance, median	-	1 (0-4)	-	-	-
(range)	54 (55)	23 (85)	15 (34)	5 (42)	5 (71)
Targeted therapies (ie, ADCs, TKIs), n (%)	18 (18)	0	15 (34)	1 (8)	0
TCR-based therapies, n (%)					

On Study	Safety Population[a]	Efficacy-evaluable Population[b]			
	All N=98	Gynecologic Indications n=27	Melanoma n=44	Synovial Sarcoma n=12	Other n=7
Total infused dose TCR T cells [×10⁹], median (range)	**1.81** (0.44-12.50)	**3.55** (0.47-12.50)	**1.67** (0.44-11.80)	**1.59** (0.89-10.00)	**1.95** (1.47-10.00)

[a] All patients who started lymphodepletion. [b] All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast cancer and non-small cell lung cancer. ADC, antibody drug conjugate; TKI, tyrosine kinase inhibitor; TCR, T-cell receptor.

PRAME Wave 2: IMA203CD8

Data cutoff August 7, 2026
Busse et al., ESMO 2026

28

Tolerability of IMA203CD8 in Advanced Solid Tumors

immatics

TEAEs in ≥20% of Patients (N=98[a])		
Preferred term, n (%)	Any grade	Grade ≥3
Patients with any adverse event	98 (100)	97 (99)
Neutropenia	88 (90)	87 (89)
Anemia	78 (80)	54 (55)
Thrombocytopenia	71 (72)	36 (37)
Nausea	64 (65)	2 (2)
Lymphopenia	45 (46)	45 (46)
Rash	39 (40)	5 (5)
Fatigue	37 (38)	6 (6)
Transaminase elevation	37 (38)	12 (12)
Hypokalemia	34 (35)	2 (2)
Constipation	33 (34)	0
Vomiting	28 (29)	0
Abdominal pain	26 (27)	3 (3)
Leukopenia	25 (26)	23 (23)
Hyponatremia	23 (23)	2 (2)
Pyrexia	23 (23)	0
Hypophosphatemia	21 (21)	3 (3)
Diarrhea	20 (20)	3 (3)
Headache	20 (20)	1 (1)

All TEAEs occurring in at least 20 patients (≥20%) are presented. Grades were determined according to National Cancer Institute Common Terminology Criteria for Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018 before protocol v11.0; Neelapu et al, from protocol v11.0 onward)

Adverse Events of Special Interest (N=98[a])	
CRS, any grade, n (%)	94 (96)
Grade 1	38 (39)
Grade 2	47 (48)
Grade 3	8 (8)
Grade 4	1 (1)
HLH, any grade, n (%)	7 (7)
Grade 1	0
Grade 2	4 (4)
Grade 3	2 (2)
Grade 4	1 (1)
ICANS, any grade, n (%)	8 (8)
Grade 1	5 (5)
Grade 2	1 (1)
Grade 3	2 (2)

Late N-ICAHT Beyond Day 28 (N=87)	
ICAHT, any grade, n (%)	20 (23)
Grade 1-2	15 (17)
Grade 3-4	5 (6)

Late neutropenia-based Immune Effector Cell-Associated Hematotoxicity (N-ICAHT) grade was based on the second-lowest absolute neutrophil count between days 28-100 postinfusion and required ≥2 neutropenic measurements during this period, including ≥1 between days 35-60. Measurements before the day 28 visit were not used for late ICAHT grading but were considered when determining neutropenia onset and duration. Day 28 visits could have occurred ±3 days before or after day 28. Assessments were available for n=87 patients.

- Most frequent TEAEs were cytopenias associated with lymphodepletion
- CRS was mostly grade 1-2
- DLTs in 4 of 98 patients:
  1. DL4b: grade 4 neurotoxicity/CRS with grade 3 HLH
  2. DL4b: grade 3 CRS
  3. DL5: grade 3 ICANS[b]
  4. DL7: grade 4 skin infection[b]
- Late grade 3-4 N-ICAHT in 5 patients was manageable with supportive treatment; all improved to grade ≤2 at a median of 69 days postinfusion (range, 42–121)
- No IMA203CD8-related grade 5 event[c]
- **MTD not reached with doses up to 12.5 billion IMA203CD8 cells**

[a] All patients who started lymphodepletion, including 1 patient who did not receive IMA203CD8 cells. [b] 2 events met DLT criteria but did not limit dose escalation: 1 in an enrichment cohort at DL5 and 1 at highest dose, DL7 (1/6 patients), both within protocol-defined dose-finding rules. [c] Possibly related grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from fludarabine/cyclophosphamide (possibly related), a grade 4 HLH event, the toxicity management, and rapidly progressing disease. CARTOX, CAR T-cell therapy–associated toxicity; CRS, cytokine release syndrome; DL, dose level; DLT, dose-limiting toxicity; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell–associated neurotoxicity syndrome; PI, principal investigator; MTD, maximum tolerated dose; TEAE, treatment-emergent adverse event.

PRAME Wave 2: IMA203CD8

Data cutoff August 7, 2026
Busse et al., ESMO 2026

29

'DWDFXW  RII       3DWLHQWVDUHRUGHUHGE\EHVWSHUFHQWDJHFKDQJHZLWKLQHDFKVXEJURXS  6XEJURXSRUGHU   6HOHFWHGVXEJURXSEORFNV :DWHUIDOO3ORW 2QJRLQJ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67                                                                                                                                                                 *\Q2QF 0HODQRPD 6\QRYLDO6DUFRPD 2WKHU 'RVH/HYHO           7DUJHW/HVLRQVIURP%DVHOLQH 5(&,67    %HVW  &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI %DVHOLQH * * * Tumor Reduction Achieved by IMA203CD8 Across Dose Levels During Dose Escalation by Indication 30 BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR * Confirmed response based on prior PR that deepened to CR n=2 patients with ovarian cancer and n=1 patient with melanoma died before first postbaseline scan and n=1 additional patient wi th melanoma had a non - evaluable target lesion; these patients are not depicted in the plot but were included in the ORR, cORR and DCR calculation. ORR: according to RECIST 1.1 at any postbaseline scan, PD or death at any prior timepoint; Confirmed ORR f or patients with ≥2 postbaseline scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. For patients achieving a (c)CR with <100% change from baseline , t arget lesions were lymph nodes that resolved to <10 mm per RECIST 1.1. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown prima ry; other indications include breast cancer and non - small cell lung cancer. BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; (c)ORR, (confirmed) objective response rate; PD, progressive di sease; (c)PR, (confirmed) partial response; SD, stable disease. Data cutoff August 7, 2026 Busse et al., ESMO 2026 PRAME Wave 2: IMA203CD8 Gynecologic Indications (n=27) Melanoma (n=44) Synovial Sarcoma (n=12) Other (n=7) ALL (n=90) 1.95 1.59 1.67 3.55 1.77 Median dose [x10 9 total TCR T cells ] 29% (2/ 7 ) 67% (8/12) 52% (23/44) 48% ( 13 / 27 ) 51% (46/90) ORR 0% ( 0 / 6 ) 67% (8/12) 41% ( 17 / 42 ) 41% ( 11 / 27 ) 41% (36/87) cORR 100% (7/7) 100% (12/12) 8 2% ( 36 / 44 ) 70% (1 9 / 27 ) 82% (74/90) DCR 86% (6/7) 92% (11/12) 8 8% ( 37 / 42 ) 68% ( 17 / 25 ) 83% (71/86) Tumor reduction

Changes in Tumor Size Over Time after Treatment with IMA203CD8 31 3' 3' %DVHOLQH %DVHOLQH 35 35               0RQWKVSRVW7FHOOLQIXVLRQ              &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI7DUJHW/HVLRQVIURP%DVHOLQH >@ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67    2QJRLQJ 6SLGHU 3RSXODWLRQ  (IILFDF\$QDO\VLV6HW  ,0$  &'  0DUNHUV  'RW 'DWDFXW  RII       BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR Months post T - cell infusion BOR, best overall response; (c)CR, (confirmed) complete response; mFU , median follow - up; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease Data cutoff August 7, 2026 Busse et al., ESMO 2026 PRAME Wave 2: IMA203CD8 All dose levels: Deep and durable responses observed across all indications with ongoing responses beyond 2.5 years ( mFU time of mPFS : 12.8 months )

Responses of Metastatic Lesions after Treatment with IMA203CD8



Best % Change from Baseline per Target Lesion
100
75
50
25
0
-25
-50
-75
-100
Abdomen/Peritoneum (n=32)
Liver (n=59)
Lung (n=43)
Lymph node (n=37)
Other[b] (n=70)
n=87[a]
Gynecologic indications
Melanoma
Synovial sarcoma
Other

PRAME Wave 2: IMA203CD8

Each data point represents reduction of a target lesion. Total number of target lesions evaluated: 241. [a] Best overall response of target lesions not available for n=3 patients. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast cancer and non-small cell lung cancer. [b] Other: bone, breast, cervical neck, chest, colon, esophagus, gastric, kidney, pelvis, pleural effusion, skin, vagina, and other investigator specified locations.

Data cutoff August 7, 2026
Busse et al., ESMO 2026

32

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ntitumor Activity of IMA203CD8 at Higher Doses ≥DL4c in Patients with Gynecologic Indications 33 BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR * Confirmed response based on prior PR that deepened to CR * Ovarian cancer Uterine cancer Uterine Cancer Ovarian Cancer Gynecologic Indications N=20 2/2 56% (10/18) 60% (12/20) ORR 2/2 50% (9/18) 55% (11/20) cORR 2/2 67% (12/18) 70% (14/20) DCR (at week 6) 2/2 65% (11/17) 68% (13/19) Tumor reduction # Months post T - cell infusion 8.4 (2.1+, 12.2) 6.0 mDOR (range), months mFU # PRAME Wave 2: IMA203CD8 n= 1 patient with ovarian cancer died prior to first post baseline scan not evaluable for assessment of tumor reduction, not depicted in plot but included in ORR, cORR and DCR calculation ; ORR : according to RECIST 1 . 1 at any postbaseline scan, PD or death at any prior timepoint ; Confirmed ORR for patients with ≥ 2 postbaseline scans per RECIST 1 . 1 , PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded . For those patients achieving a (c)CR with < 100 % changes from baseline, target lesions were lymph nodes that resolved to < 10 mm per RECIST 1 . 1 . # Ongoing confirmed PR (RECIST 1 . 1 ) as of last scan at month 7 . 5 , suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker increase ; patient off study at month 8 and receiving further anti - tumor treatment . Initially reported unconfirmed CR according to database entry by site referred to a lesion incorrectly classified as target lesion . Retrospective review determined that patient has no measurable target lesion at baseline and was therefore removed from efficacy population . BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; DL, dose level; (c)ORR, (confirm ed) objective response rate; mDOR , median duration of response; mFU , median follow - up; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease. Data cutoff August 7, 2026 Busse et al., ESMO 2026

IMA203CD8 Ongoing Trials and Development Approach

immatics

1 CLINICAL PROOF-OF-CONCEPT

Anti-tumor activity observed across multiple PRAME-positive tumor types with diverse biology and PRAME expression level

- ☑ Ovarian Cancer
- ☑ Uterine Cancer
- ☑ Melanoma
- ☑ Synovial Sarcoma
- ☑ Brain metastases[a]

2 BUNDLE DEVELOPMENT

Advance selected tumor types with high PRAME expression in targeted cohorts to build the clinical evidence base for broader development

Uterine Cancer	Ovarian Cancer
Rare Cancers	Pediatric Cancers[b]

Potential addressable population for this bundle is >10,000 patients in US alone[c]

Pediatric voucher opportunity:
Potential eligibility for a Priority Review Voucher through development of a qualifying pediatric indication

3 TUMOR-AGNOSTIC DEVELOPMENT

Clinical activity across PRAME-positive tumors, independent of tumor type, biology, and PRAME expression level, supports broader development with the goal of **expanding into all advanced PRAME-positive cancers**



[a] Data on file. [b] Clinical data as part of an individual experimental treatment attempt with a TCR T-cell therapy in a pediatric patient using Immatics PRAME-directed TCR published in Mair K, Rossi C, Westhoff JH, et al. PRAME-Specific T-Cell Therapy in Advanced Pediatric Nephroblastoma. N Engl J Med. 2026;395(7):721-724; [c] Exemplary number assuming bundle of PRAME+/HLA-A*02:01+ patients in the US: 2L uterine cancer, 2L platinum-refractory ovarian cancer, adult and pediatric met. sarcoma; Source: Internal Forecast 2026

PRAME Wave 2: IMA203CD8

34

PRAME WAVE 3 IMA402 PRAME Bispecific Expansion to Earlier - Line PRAME Cancers

IMA402 PRAME Bispecific: Expansion of the Commercial Opportunity to Earlier-Line PRAME+ Cancers

TCR Bispecifics (TCER®)



Tumor Cell
PRAME
IMA402
CD3/TCR
Activated T cell

✓ **Antitumor Activity**
High-affinity and specificity TCR domain targeting PRAME pHLA molecules

✓ **Optimized tolerability**
Low-affinity T-cell recruiter against CD3/TCR allows higher dosing

✓ **Antibody-like format with half-life extension**
Long half-life of >1 week* allows for q2w or longer dosing intervals

>145K

addressable PRAME$^+$/HLA-A*02:01$^+$ patients in the US & EU5



IMA402 Opportunity

1L Solid Tumors

	US	EU5
Cut. Melanoma	6K	6K
Ovarian	7K	9K
Uterine	6K	6K
sqNSCLC	16K	23K
Breast	7K	10K
Others	25K	32K

PRAME Wave 3: IMA402

* Half-life calculated by non compartmental analysis (NCA); All patient numbers refer to PRAME$^+$/HLA-A*02:01$^+$ patients in the US and EU5 in 2025 based on initial threshold for all indications except for sqNSCLC (optimized threshold considered for further development due to IMA401 combination potential); Source: Internal Forecast 2026; EU5: France, Germany, Italy, Spain, United Kingdom; q2w: once every two weeks; sqNSCLC: squamous cell non-small-cell lung cancer

36

IMA402 PRAME Bispecific

Summary: Phase 1 Dose Escalation Study

Tolerability

Favorable tolerability profile

Most frequent treatment-related AEs are low-grade CRS and expected & transient lymphopenia

Activity & Duration of Response

- Promising anti-tumor activity with deep and durable responses
- 25% cORR at RP2D range across all indications
- 32% cORR across all PRAME^{high} indications
- 32% cORR, 12.5 months mDOR and 91% 1-year OS rate in PRAME^{high} melanoma

Pharmacokinetics

Median half-life of >1 week

Bi-weekly dosing introduced and potential for longer dosing intervals, offering a convenient dosing schedule, including for combination treatment approaches

Development Potential

Clinical profile of IMA402 reinforces development path across multiple solid tumor indications, including melanoma, gynecologic cancers and lung cancer, in earlier and later treatment lines, supported by Immatics' innovative, rapid liquid biopsy-based PRAME testing



Cancer Cell
PRAME
TCER® IMA402

- First data on IMA402 combination cohorts incl. IMA402/IMA401 in sqNSCLC: 2027

PRAME Wave 3: IMA402

AE: adverse event; CRS: Cytokine release syndrome; ICI: immune checkpoint inhibitor; RP2D: recommended phase 2 dose; SOC: standard of care

Data cutoff Jun 1, 2026

37

Phase 1/2 Trial Design to Evaluate IMA402 PRAME Bispecific

Key Objectives

Primary:
- Determine MTD and/or RP2D
- Assess safety and tolerability

Secondary:
- Evaluate initial antitumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

Key Eligibility Criteria

- Recurrent and/or refractory solid tumors expressing PRAME[a]
- No prospective PRAME testing required
- HLA-A*02:01 positive
- ECOG performance status 0-1
- Received or not eligible for all available indicated standard of care treatments

Phase 1

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- MTD not reached per adaptive BLRM model
- q1w step dosing (3 doses) up to target dose[b]
- q2w dosing from week 7 introduced post data cutoff based on favorable pharmakokinetics
- IMA402 RP2D range: 10-45 mg



IMA402 Monotherapy
0.02 mg
0.06 mg
0.12 mg
0.36 mg
0.8 mg
1.6 mg
3 mg
4 mg
5 mg
8 mg
10 mg
12 mg
20 mg
30 mg
45 mg[c]
IMA402 + Pembrolizumab
5 mg + pembrolizumab
10 mg + pembrolizumab
20 mg + pembrolizumab
30 mg + pembrolizumab
Efficacy Population[d] (n=40)
Safety Population (N=126)

EudraCT No. 2022-503133-54-00; NCT05958121. [a] Cutaneous melanoma, melanoma of unknown primary, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, squamous non-small cell lung cancer. [b] Step dosing introduced at 0.36 mg, optimized step dosing: 0.03 mg/0.3 mg/10 mg/target dose, low-dose dexamethasone used as preventive measure for initial doses as applied for other bispecific T-cell engagers; ability to increase dose to previously cleared dose levels. [c] Exploratory high dose in n=5. [d] Efficacy population: All patients treated within the RP2D range as of Mar 1, 2026 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive for PRAME, received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/10 mg, and 1 target dose), and had LDH ≤1.5xULN. BLRM, Bayesian logistic regression model; ECOG, Eastern Cooperative Oncology Group; MABEL, minimum anticipated biological effect level; MTD, maximum tolerated dose; q1w, every week; q2w, every 2 weeks; RP2D, recommended phase 2 dose.

PRAME Wave 3: IMA402
Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026
38

Demographics: Heavily Pretreated Patient Population Enrolled in IMA402 Trial 39 Efficacy Population Safety Population n=40 N=126 Baseline Characteristics 27 - 26, 1, 0 8 5 - 2, 2, 1 78 - 62, 13, 3 31 17 - 7, 6, 4 Indication, n Melanoma - cutaneous, uveal, unknown primary Ovarian cancer Other - endometrial cancer, sqNSCLC, synovial sarcoma 59 (29 - 77) 60 (21 - 82) Age Median (range) 25 (63) 15 (38) 78 (62) 48 (38) ECOG performance status 0, n (%) 1, n (%) 10 (25) 57 (45) LDH at baseline >1xULN, n ( %) 7.9 (1.5 - 19.4) 7.4 (1.2 - 39.8) Baseline tumor burden Median target lesion sum of diameter (cm) (range) 4 (2 - 10) 11 (28) 3 (8) 4 (1 - 15) 44 (35) 7 (6) Tumor lesions Number of lesions, median (range) Liver metastases, n (%) Brain metastases, n (%) Treatment Experience 3 (0 - 6) 3 (0 - 7) No. of prior lines of systemic treatment Median (range) 19 (48) 31 (78) 18 (45) 60 (48) 89 (71) 60 (48) Prior systemic treatments, n (%) Chemotherapy ICI Targeted therapy ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; sqNSCLC , squamous non - small cell lung cancer; ULN, upper limit of normal. PRAME Wave 3: IMA402 Data cutoff Jun 1, 2026 Schadendorf et al., ESMO 2026

Safety Profile of IMA402 Across All Indications and Dose Levels (N=126) 40 AE, adverse event; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CRS, cytokine release syndrome; ICANS, imm une effector - cell associated neurotoxicity syndrome; TEAE, treatment - emergent AE; TRAE, treatment - related AE. PRAME Wave 3: IMA402 Data cutoff Jun 1, 2026 Schadendorf et al., ESMO 2026 • Most frequent related AEs were: • Transient lymphopenia (resolved within a median of 5d) • Low - grade CRS • One CRS G4 event at 0.08 mg starting dose only; no further CRS G4 events after step dose optimization • One CRS G3 event at 0.03 mg starting dose only, completely resolved within 7d • No ICANS observed • No IMA402 - related G5 events No additive toxicity was observed in patients treated with IMA402 + pembrolizumab a TRAEs : All treatment - emergent adverse events at least possibly related to IMA 402 with grade 1 - 2 occurring in at least 9 patients (incidence ≥ 7 . 1% ) , and all events with grade ≥ 3 . One uncoded grade 1 AE (“ spotting ”) is not included . Abdominal pain includes “Abdominal Pain” and "Abdominal Pain Upper ” ; Adverse events are coded using the MedDRA Version 26 . 0 . Grades are determined according to National Cancer Institute CTCAE, version 5 . 0 , except grades for CRS and ICANS which are determined according to Lee et al . , 2019 ; Neelapu et al . , 201 9 and tumor lysis syndrome which is determined according to Cairo and Bishop, 2004 . Patients are counted only once per adverse event . ≥ Grade 3 All Grades Treatment - related AEs, n (%) a 44 (35) 56 (44) Lymphopenia 2 (2) 46 (37) Cytokine release syndrome 2 (2) 42 (33) Arthralgia 1 (1) 32 (25) Fatigue 10 (8) 23 (18) ALT/AST increased 0 18 (14) Pruritus 0 18 (14) Pyrexia 4 (3) 17 (13) Anaemia 1 (1) 17 (13) Myalgia 0 16 (13) Rash 4 (3) 12 (10) Gamma - glutamyltransferase increased 1 (1) 10 (8) Nausea 0 10 (8) Erythema 4 (3) 9 (7) Lipase increased 0 9 (7) Diarrhoea 1 (1) 9 (7) Abdominal pain 3 (2) 4 (3) Hypertension 1 (1) 4 (3) Leukopenia 1 (1) 4 (3) Vomiting 1 (1) 3 (2) Blood creatinine increased 1 (1) 3 (2) Tumour pain 2 (2) 2 (2) Neutropenia 1 (1) 2 (2) Back pain 1 (1) 2 (2) Pancreatitis 1 (1) 2 (2) Stomatitis 1 (1) 2 (2) Urinary tract disorder 1 (1) 1 (1) Acute kidney injury 1 (1) 1 (1) Electrocardiogram abnormal 1 (1) 1 (1) Herpes zoster 1 (1) 1 (1) Immune - mediated arthritis 1 (1) 1 (1) Liver function test increased 1 (1) 1 (1) Tumour lysis syndrome ≥ Grade 3 All Grades Treatment - emergent AEs, n (%) 81 (64) 125 (99) Any 65 (52) 120 (95) Treatment - related

Efficacy of IMA402 ± Pembrolizumab Across All Indications in the Efficacy Population



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
100
75
50
25
0
-25
-50
-75
-100
BL
PR
45 41 35 29 24 21 19 17 15 13 13 12 9 9 6 4 4 4 3 1 0 -7 -10 -11 -17 -22 -25 -27 -44 -51 -60 -62 -65 -68 -70 -77 -81 -84 -100 -100
IMA402 monotherapy
IMA402 + pembrolizumab
Melanoma[a]
Ovarian cancer
Other indications[b]
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment
All Indications (n=40)
cORR 25% (10/40)
DCR (week 6) 63% (25/40)

Confirmed responses in ICI-pretreated melanoma and platinum-pretreated ovarian cancer

PRAME Wave 3: IMA402

[a] Includes cutaneous melanoma and 1 patient with uveal melanoma. [b] Includes endometrial cancer (n=2), sqNSCLC (n=2), and synovial sarcoma (n=1).
BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; DCR, disease control rate; ICI, immune checkpoint inhibitor; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026

41

IMA402 PRAME Bispecific: Exploratory Analysis of PRAME Levels and Disease Outcome in Efficacy Population

- IMA402 shows association of higher PRAME levels with improved disease outcomes and tumor reduction
- All responders[a] with melanoma are PRAME^{high}
- >80%[b] of patients with melanoma are PRAME^{high}



Tumor Reduction
Efficacy Population All Indications
0.0064 #
PRAME mRNA expression relative to threshold
10
5
1
n=40
No
Yes
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
PRAME^high: >3x expression level
PRAME^low: 1-3x expression level
PRAME negative: below threshold

[a] PRAME^{low} does not preclude response to IMA402, 1 cPR observed in a patient with PRAME^{low} endometrial cancer below RP2D range; [b] Data on file: PRAME target prevalence is based on in-house (n=136) and TCGA RNAseq (n=473) analysis using proprietary mass spec-guided initial expression threshold. # Mann-Whitney U test. BOR, best overall response; cCR, confirmed complete response; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease; TCGA, The Cancer Genome Atlas.

PRAME Wave 3: IMA402
Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026
42

IMA402 PRAME Bispecific: Patient Disposition



Efficacy Population
n=40
PRAME^{low}
n=9[a]
PRAME^{high}
n=31
Melanoma
n=22
Ovarian Cancer
n=6
Other[b]
n=3
IMA402 Monotherapy
n=20
IMA402 + Pembrolizumab
n=2

- Exploratory analysis in efficacy population based on qPCR expression levels
- All responders[c] with melanoma are PRAME^{high}
- >80%[d] of patients with melanoma are PRAME^{high}

[a] Includes 2 patients treated with IMA402 + pembrolizumab. [b] Other includes endometrial cancer (n=2) and synovial sarcoma (n=1). [c] PRAME^{low} does not preclude response to IMA402, 1 cPR observed in a patient with PRAME^{low} endometrial cancer below RP2D range. [d] Data on file: PRAME target prevalence is based on in-house (n=136) and TCGA RNAseq (n=473) analysis using proprietary mass spec-guided initial expression threshold. qPCR, quantitative polymerase chain reaction.

PRAME Wave 3: IMA402

Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026

43

Efficacy of IMA402 ± Pembrolizumab by PRAME Expression


PRAME^low (n=9)
PRAME^high (n=31)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
100
75
50
25
0
-25
-50
-75
-100
BL
PR
45
19
15
13
12
9
4
-27
-62
41
35
29
24
21
17
13
9
6
4
4
3
1
0
-7
-10
-11
-17
-22
-25
-44
-51
-60
-65
-68
-70
-77
-81
-84
-100
-100
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment
IMA402 monotherapy
IMA402 + pembrolizumab
Melanoma^a
Ovarian cancer
Other indications^b

PRAME^high	All Indications	Melanoma	Ovarian Cancer
cORR	**32%** (10/31)	32% (7/22)	3/6
DCR (week 6)	65% (20/31)	73% (16/22)	3/6

[a] Includes cutaneous melanoma and one patient with uveal melanoma. [b] Includes endometrial cancer (n=2), sqNSCLC (n=2), and synovial sarcoma (n=1).
BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; DCR, disease control rate; PD, progressive disease; (c)PR, (confirmed) partial response; RP2D, recommended phase 2 dose; SD, stable disease.

PRAME Wave 3: IMA402

Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026

44

Durability of Responses with IMA402 ± Pembrolizumab in PRAME^{high} Melanoma

All Patients with Melanoma in the Efficacy Population Received prior ICI

cORR	32% (7/22)
mDOR	12.5 mo
mFU	16.8 mo



100
0
-100
BL
PR
n=22
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
0
6
12
18
24
30
Months post First IMA402 Infusion
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment
IMA402 + Pembrolizumab

mOS	Not reached
mFU	8.8 mo
1-year OS rate	91%



100
50
0
OS [%]
0
6
12
18
24
30
OS [months]
Within RP2D range (≥10 mg), n=22
Below RP2D range (<10 mg), n=15

PRAME Wave 3: IMA402

Ongoing patients were censored at the data cutoff for OS; OS rates were calculated using the Kaplan–Meier method. BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; ICI, immune checkpoint inhibitor; mDOR, median duration of response; mFU, median follow up; mOS, median overall survival; PD, progressive disease; (c)PR, (confirmed) partial response; RP2D, recommended phase 2 dose; SD, stable disease.

Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026

45

PRAME Prevalences for IMA402 Development in Selected Indications


IMA402 PRAME^low threshold
IMA402 PRAME^high threshold
Cutaneous Melanoma
Uterine Carcinoma
Ovarian Carcinoma
PRAME mRNA expression, TCGA [TPM, log-scaled]

IMA402 patient coverage based on applied thresholds:

Indication	PRAME$^{low+high}$ TCGA[a]	PRAME^{high} TCGA	PRAME^{high} based on actual in-house data
Cutaneous melanoma	95%	92%	>80% (n=136)
Uterine carcinoma	97%	95%	60%-95% (n=15)
Ovarian carcinoma	84%	64%	~60% (n=50)

PRAME^{low} threshold: initial threshold in IMA402 trial
PRAME^{high} threshold: presumed threshold for IMA402 fast-track development

[a] PRAME target prevalence is based on TCGA RNAseq analysis using proprietary mass spec-guided initial expression threshold. Values not rounded.
No screening and threshold requirement for anzu-cel and IMA203CD8.
TCGA, The Cancer Genome Atlas

Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026

PRAME Wave 3: IMA402
46

Outlook: Liquid Biopsy for Patient Selection

- Proprietary liquid biopsy assay for patient selection
- Few millilitres of blood sufficient
- Fast, sensitive and reliable detection of PRAME in blood
- Representative PRAME levels across all tumor lesions prior to treatment start



Best Overall Response
Efficacy Population IMA402 Monotherapy Only
p = 0.004 *
Liquid biopsy assay score
n=36
Non-responder*
Responder*
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR

PRAME Wave 3: IMA402

* Non-responder: PD, SD. Responder: PR, cPR, cCR. * Mann-Whitney U test
cCR, confirmed complete response; (c)PR, (confirmed) partial response; PD, progressive disease; SD, stable disease.

Data cutoff Jun 1, 2026
Schadendorf et al., ESMO 2026

47

Potential to Unlock >90% of sqNSCLC Patients with IMA401 + IMA402 Dual Targeting 48 Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log - scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression th reshold applied to TCGA data; Bar graph: In vitro LDH - killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGE A4/8 (~250 copies per cell), TCER® concentration: 1nM IMA401 and 10 nM IMA402; a Refers to addressable 1L advanced HLA - A*02:01/target+ patients in the US & EU5 in 2025, Source: Internal Forecast 2026; HNSCC: head and neck squamous cel l carcinoma; sqNSCLC : squamous non - small cell lung cancer. IMA402 + IMA401 Combo PRAME+ or MAGEA4/8+ including 60% double positive > 90% PRAME MAGEA4/8 1 TARGET COVERAGE >90% of patients with sqNSCLC are targetable, potentially unlocking broad treatment coverage for ~40K patients with sqNSCLC in the US and EU per year a Expanded Patient Reach Dual targeting has the potential to improve depth and durability of tumor response by counteracting tumor heterogeneity and escape ~ 6 0% of patients with sqNSCLC express both targets Synergistic Anti - Tumor Activity In vitro model of PRAME and MAGEA4/8 double positive tumor w / o T C E R I M A 4 0 2 I M A 4 0 1 I M A 4 0 1 + I M A 4 0 2 0.0 0.2 0.4 0.6 0.8 Tumor cell killing [OD 490 nm - 650 nm ] 2 IN - VITRO TUMOR CELL KILLING IMA401 data across cancer types incl. lung: Wermke, et al. ASCO 2026. Wermke, et al. Nat Med. 2026. Bispecifics Combination with Increased Commercial Potential Expands addressable market as first step in sqNSCLC , potential for many other indications like HNSCC, esophageal squamous carcinoma, TNBC, endometrial carcinoma, ovarian carcinoma, melanoma, sarcoma and other s as next steps

IMA402 Development Path to Deliver an Off-the-Shelf PRAME Therapy

immatics

IMA402 Cohorts in Phase 1b Clinical Evaluation		
IMA402 monotherapy	2L melanoma	COMPLETED
IMA402 + ICI[a]	2L melanoma	ONGOING
IMA402 + ICI[a]	1L melanoma	ONGOING
IMA402 + IMA401	sqNSCLC	ONGOING
IMA402 + pembrolizumab	Gynecologic cancers	ONGOING
IMA402 + decitabine	Ovarian cancer, melanoma	ONGOING

Development Path

Monotherapy in 2L PRAME-high melanoma

↓

ICI combination in earlier-line melanoma
(post-adjuvant & ICI-naïve 1L melanoma)

↓

Expansion to additional cancer types
Lung cancer (in combination with IMA401)
Gynecologic cancers (in combination with SOC)

Proprietary **liquid biopsy assay** for rapid PRAME testing to support efficient patient selection & accelerated development across indications

PRAME Wave 3: IMA402

[a] pembrolizumab or nivolumab/relatlimab; ICI, immune checkpoint inhibitor;

49

Entering the PRAME Franchise IMA401 MAGEA4/8 Bispecific Maximizing the Potential of Bispecifics Combination

IMA401 MAGEA4/8 Bispecific

Summary: Phase 1 Dose Escalation Study

Tolerability	Activity & Duration of Response[1]	Pharmacokinetics	Development Potential
Favorable tolerability at RP2D ±pembrolizumab, suggesting the potential of IMA401 for broad combinability Most frequent clinically relevant TRAE were low-grade cytokine release syndrome (CRS), expected and transient lymphopenia, consistent with the mechanism of action, and manageable neutropenia.	• 29% cORR (4/14) in head and neck cancer • 33% cORR (2/6) in melanoma • Promising early clinical activity in sqNSCLC	**Median terminal half-life of >2 weeks** Potential for: • Flexibility in dosing schedules • Combination with IMA402 with or without ICI	Opportunity to develop IMA401 in combination with IMA402 in sqNSCLC and other indications Combined target prevalence supports broad patient coverage and potential synergistic activity >90% of patients with sqNSCLC are targetable



Cancer Cell
MAGEA4/8
TCER® IMA401

- **Phase 1a dose escalation completed**
- **IMA401/IMA402 combination cohort in sqNSCLC is now enrolling at multiple clinical trial sites, with first data expected in 2027**

MAGEA4/8 Bispecific IMA401

[1] at RP2D of 1-2 mg; AE: Adverse Event; CRS: Cytokine Release Syndrome; (c)ORR: (confirmed) objective response rate; DCR: disease control rate; ICI: immune checkpoint inhibitor; HNSCC: Head and neck squamous cell carcinoma; sqNSCLC: squamous cell non-small-cell lung cancer

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

51

Phase 1 Basket Trial of IMA401 in MAGEA4/8 Solid Tumors

immatics

Phase 1a Dose Escalation
0.0066 mg - 2.5 mg IMA401
(n=61)

- **MABEL-based starting dose**
- Dose escalation based on cohorts of 1-6 patients using **adaptive design** (BLRM model)
- Initial q1w step dosing[a] (2-4 doses) up to target dose, q2w after reaching target dose[b]

0.0066 mg → 0.02 mg → 0.06 mg → 0.18 mg → 0.54 mg → 1.0 mg → 1.2 mg → 1.5 mg → 1.8 mg → 2.0 mg → 2.5 mg

☑ Phase 1a dose escalation completed

RP2D Selection
1.0 - 2.0 mg IMA401
(n=32)

Dose selection:
MTD not reached per adaptive BLRM model[c], RP2D defined at 1-2 mg based on optimal risk-benefit-profile

1.0 mg → 1.2 mg → 1.5 mg → 1.8 mg → 2.0 mg

☑ RP2D selection completed

ICI Combination at RP2D
1.0 or 1.5 mg IMA401 with Pembrolizumab
(n=12)

ICI combination:
Pembrolizumab started 1 week before IMA401 (400 mg IV q6w)

1.0 mg + Pembrolizumab → 1.5 mg + Pembrolizumab

☑ IMA401 + ICI completed

EudraCT No 2021-004326-30; NCT05359445; [a] Step dosing introduced at dose levels ≥1 mg, low-dose dexamethasone partially used as preventive measure for initial doses as applied for other bispecific T-cell engagers; ability to increase dose to previously cleared dose levels; [b] q2w: once every two weeks, weekly (q1w) IMA401 dosing was applied up to 0.54 mg; [c] MTD was not reached at 2.5 mg as defined by the adaptive BLRM model specifying probabilities of DLTs at tested doses. BLRM, Bayesian logistic regression model; ICI, immune checkpoint inhibitor; IV, intravenous; MABEL, minimum anticipated biological effect level; MTD, maximum tolerated dose, RP2D, recommended phase 2 dose; q6w, every 6 weeks.

MAGEA4/8 Bispecific IMA401

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

52

Phase 1 Basket Trial of IMA401 in MAGEA4/8 Solid Tumors

immatics

Highly heterogenous patient population with >15 different indications

Different Indications (all dose levels)	# of Patients
H&N (squamous, adenocarcinoma, others)	16
Melanoma (Cutaneous & Mucosal)	8
Synovial Sarcoma	8
sqNSCLC	4
TNBC	4
adNSCLC	3
Ovarian Carcinoma	3
Gastric Cancer	2
SCLC	2
Urothelial Carcinoma	2
Bladder Carcinoma	1
Esophageal Carcinoma	1
Gallbladder Adenocarcinoma	1
LCNEC Esophageal	1
LCNEC Lung	1
NET CUP	1
Non-melanoma Skin Cancer (Squamous)	1
Penile Cancer	1
Testicular GCT	1

Baseline Characteristics	All Dose Levels	RP2D (1-2 mg)	
	IMA401 ± Pembrolizumab n=61	IMA401 (Monotherapy) n=32	IMA401 + Pembrolizumab[b] n=12
Age (years), median (min, max)	62 (19, 82)	62 (19, 82)	63 (33, 77)
Sex, male/female n (%)	39 (64)/ 22 (36)	19 (59)/ 13 (41)	12 (100)/ 0 (0)
ECOG performance status			
0, n (%)	21 (34)	11 (34)	6 (42)
1, n (%)	38 (62)	20 (63)	6 (50)
2, n (%)	2 (3)	1 (3)	0
LDH at baseline			
< 1xULN, n (%)	36 (59)	17 (53)	8 (67)
1-2xULN, n (%)	21 (34)	14 (44)	4 (33)
> 2xULN, n (%)	4 (7)	1 (3)	0
Baseline tumor burden Target lesion SLD [mm], median (range)	67 (11.3, 202.8)	60 (11.3, 202.8)	63.1 (15.5, 121.0)
Tumor lesions			
Number of lesions, median (min, max)	4 (1, 10)	4 (1, 10)	4.5 (2, 10)
Liver metastases, n (%)	18 (30)	10 (31)	4 (33)
Brain metastases, n (%)	4 (7)	2 (6)	0
Treatment Experience No. of prior lines of systemic treatment median (min, max)	3 (1, 8)	4 (1, 8)	3 (1, 4)
Prior treatments, n (%)			
Chemotherapy	52 (85)	25 (78)	11 (92)
ICI	40 (66)	18 (56)	11 (92)
Targeted Therapy[a]	41 (67)	22 (69)	9 (75)
Hormone Therapy	4 (7)	2 (6)	0
Others	7 (11)	4 (13)	0

MAGEA4/8 Bispecific IMA401

[a] Includes small molecule drugs and antibodies. [b] IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); adNSCLC, adenocarcinoma non-small cell lung cancer; ECOG, Eastern Cooperative Oncology Group; GCT, germ cell tumor; H&N, head and neck; HNSCC, head and neck squamous cell carcinoma; ICI, immune checkpoint inhibitor; LCNEC, large cell neuroendocrine carcinoma; LDH, lactate dehydrogenase; NET CUP, neuroendocrine tumor of cancer of unknown primary; RP2D, recommended phase 2 dose; SCLC, small cell lung cancer; SLD, sum of longest diameter(s); sqNSCLC, squamous cell non-small cell lung cancer; TNBC, triple-negative breast cancer; ULN, upper limit of normal.

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

53

Tolerability of IMA401 Monotherapy

immatics

	All treated patients		IMA401 (Monotherapy)			
Treatment-related Adverse Events (safety analysis set)	All Dose Levels N=61		1-2 mg (RP2D) n=32		> 2 mg n=7	
TRAEs[a], n (%)	All Grades	≥ Grade 3	All Grades	≥ Grade 3	All Grades	≥ Grade 3
Any TRAE	54 (89)	31 (51)	28 (88)	16 (50)	7 (100)	7 (100)
Cytokine release syndrome	23 (38)	0	12 (38)	0	3 (43)	0
Lymphopenia	20 (33)	16 (26)	9 (28)	7 (22)	5 (71)	5 (71)
Neutropenia	19 (31)	11 (18)	11 (34)	5 (16)	5 (71)	5 (71)
Thrombocytopenia	10 (16)	2 (3)	5 (16)	0	3 (43)	2 (29)
Leukopenia	9 (15)	5 (8)	7 (22)	4 (13)	1 (14)	1 (14)
Headache	9 (15)	2 (3)	7 (22)	1 (3)	2 (29)	1 (14)
Anaemia	8 (13)	7 (11)	2 (6)	2 (6)	4 (57)	3 (43)
Facial pain	7 (11)	2 (3)	0	0	4 (57)	1 (14)
ALT increased	7 (11)	1 (2)	3 (9)	1 (3)	1 (14)	0
Pyrexia	7 (11)	0	2 (6)	0	1 (14)	0
AST increased	5 (8)	3 (5)	3 (9)	2 (6)	0	0
Hypertension	4 (7)	2 (3)	3 (9)	2 (6)	0	0
GGT increased	2 (3)	1 (2)	0	0	0	0
Hypoxia	2 (3)	1 (2)	0	0	0	0
C-reactive protein increased	1 (2)	1 (2)	1 (3)	1 (3)	0	0
Chest pain	1 (2)	1 (2)	0	0	0	0
Febrile neutropenia	1 (2)	1 (2)	0	0	1 (14)	1 (14)
Pneumonia	1 (2)	1 (2)	0	0	1 (14)	1 (14)
Sinus tachycardia	1 (2)	1 (2)	1 (3)	1 (3)	0	0

Manageable tolerability profile with mostly transient AEs, consistent with MoA

- **Most common AEs:**
  - Low-grade CRS (38% G1-G2, no ≥G3), mainly at first step dose, resolving within 1-3 days
  - Transient, mechanism-related lymphopenia
  - Mostly transient neutropenia, manageable with dexamethasone and G-CSF; not recurring after resolution with continued IMA401 treatment
- **No ICANS observed**
- **MTD not reached**
- Neutropenia-related DLTs in 5 patients (incl. 3 at >RP2D[b])
- **No DLTs at RP2D with dexamethasone premedication**

[a] All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all patients, all events with ≥ grade 3; [b] in patients with and without dexamethasone pre-medication, one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported, patient did not receive dexamethasone pre-medication; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CSF, colony-stimulating factor, CRS, cytokine release syndrome, DLT, dose-limiting toxicity; ICANS, immune effector cell-associated neurotoxicity syndrome; GGT, gamma-glutamyltransferase; MoA, mechanism of action; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

MAGEA4/8 Bispecific IMA401

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

54

Tolerability of IMA401 at RP2D ± Pembrolizumab

Treatment-related Adverse Events (safety analysis set)	IMA401 (Monotherapy) 1-2 mg (RP2D) n=32		IMA401 + Pembrolizumab 1-2 mg (RP2D)[b] n=12	
TRAEs[a], n (%)	All Grades	≥ Grade 3	All Grades	≥ Grade 3
Any TRAE	28 (88)	16 (50)	11 (92)	3 (25)
Cytokine release syndrome	12 (38)	0	5 (42)	0
Lymphopenia	9 (28)	7 (22)	4 (33)	2 (17)
Neutropenia	11 (34)	5 (16)	1 (8)	0
Thrombocytopenia	5 (16)	0	1 (8)	0
Leukopenia	7 (22)	4 (13)	1 (8)	0
Headache	7 (22)	1 (3)	0	0
Anaemia	2 (6)	2 (6)	0	0
Facial pain	0	0	0	0
Alanine aminotransferase increased	3 (9)	1 (3)	2 (17)	0
Pyrexia	2 (6)	0	3 (25)	0
Aspartate aminotransferase increased	3 (9)	2 (6)	1 (8)	0
Hypertension	3 (9)	2 (6)	0	0
Gamma-glutamyltransferase increased	0	0	1 (8)	1 (8)
Hypoxia	0	0	0	0
C-reactive protein increased	1 (3)	1 (3)	0	0
Chest pain	0	0	0	0
Febrile neutropenia	0	0	0	0
Pneumonia	0	0	0	0
Sinus tachycardia	1 (3)	1 (3)	0	0

ICI-associated toxicities	Any group analyzed
Immune-mediated colitis	0
Immune-mediated pneumonitis	0
Immune-mediated hepatitis	0
Nephritis	0
Adrenal insufficiency	0
Immune-mediated hypophysitis	0

No overlapping and/or additive toxicity observed in the combination cohort, supporting IMA401 combinability with ICIs.

MAGEA4/8 Bispecific IMA401

[a] All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all patients, all events with ≥ grade 3 and typical ICI-associated toxicities;
[b] IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); ICI, immune checkpoint inhibitor; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

55

Anti-Tumor Activity of IMA401 at RP2D ± Pembrolizumab


Other[a] (n=27, *14 different indications*)
H&N[b] (n=14)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
96
69
67
40
22
20
13
3
2
1
0
PD SD
-6
-12
-14
-15
-19
-19
-20
-25
-39
-43
-50
-66
-75
-100
sqNSCLC
Cut. Melanoma
Muc. Melanoma
NET CUP
Cut. Melanoma
Penile Cancer
38
19
19
13
10
9
-7
-15
-22
-62
-70
-73
-100
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response /disease control
IMA401 + Pembrolizumab
IMA401 monotherapy

H&N (n=14)

cORR	29% (4/14)
DCR	64% (9/14)

All H&N responders achieved deep responses with 60% - 100% tumor reduction

MAGEA4/8 Bispecific IMA401

Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pembrolizumab infusion in combination therapy and had a post-baseline efficacy assessment, including patients with clinical progression; [a] Two patients not shown in plot due to clinical progression before post-infusion scan. [b] One patient not shown in plot due to clinical progression before post-infusion scan. BOR, best overall response; (c)ORR, (confirmed) objective response rate; (c)PR, (confirmed) partial response; DCR, disease control rate; H&N, head and neck cancer; PD, progressive disease; PFS, progression-free survival; RECIST, response evaluation criteria in solid tumors; RP2D, recommended phase 2 dose; SD, stable disease; OS, overall survival; mDOR, median duration of response.

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

56

Durable Responses to IMA401 ± Pembrolizumab in Patients with H&N Cancer 57 Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pe mbrolizumab infusion in combination therapy and had a post - baseline efficacy assessment, including patients with clinical progression; a One patient not shown in plot due to clinical progression before post - infusion scan. BOR, best overall response; cPR , confirmed partial response; DOR, duration of response; H&N, head and neck cancer; PD, progressive disease; PR, partial response; RECIST, response evaluation c rit eria in solid tumors; RP2D, recommended phase 2 dose; SD, stable disease. Wermke et al., ASCO 2026 Data cutoff Mar 02, 2026  0 6 12 18 24 -100 -50 0 50 100 Months post First IMA401 Infusion C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e [ % ] BL PR ⯈ Palliative Radiotherapy + ⯈ ⯈ ⯈ ⯈     n=14 a IMA401 + Pembrolizumab 8.8 mo mDOR 63% 43% 12m OS rate 6m PFS rate 3 of 4 responses ongoing at data cutoff MAGEA4/8 Bispecific IMA401

Patient Case: Partial Response after IMA401 + Pembrolizumab in sqNSCLC

Patient Characteristics & Outcome	
Patient & Diagnosis	63-year-old male with ICI-resistant sqNSCLC; initial diagnosis in July 2018
Disease at Baseline	Multiple metastases in lymph nodes, skin, lung and bone
Prior systemic therapy	4 prior lines of systemic therapy with BOR SD • Adjuvant: cisplatin, vinorelbine • Carboplatin, ipilimumab, nivolumab, paclitaxel, BOR: SD • Docetaxel, ramucirumab, BOR: SD • Progressed after all prior treatments • Carboplatin, gemcitabine, BOR: SD, discontinued early due to toxicity
Study Treatment[a]	1 mg IMA401 + 400 mg pembrolizumab Q6W; Pt died during a biopsy due to pulmonary haemorrhage
Response Assessment	PR at first scan post IMA401 treatment start with -39% tumor reduction

PR with IMA401 in 5th line ICI-resistant sqNSCLC patient with shrinkage of all target lesions



Baseline
7 weeks
Lung
Jaw
Head
Head

[a] Treatment start 5 weeks after last prior systemic therapy; scans courtesy of treating physician Prof. Dr. Martin Wermke, TU Dresden; BOR, best overall response; ICI, immune checkpoint inhibitor; PR, partial response; Pt, patient; Q6W, once every 6 weeks; SD, stable disease; sqNSCLC, squamous cell non-small cell lung cancer.

MAGEA4/8 Bispecific IMA401
Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026
58

Appendix Making a Meaningful Impact on the Lives of Patients with Cancer www.immatics.com

Anzu-cel Ph1 Trial: Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion

PFS of 6 Months and OS of 16 Months in Melanoma Efficacy Population

Progression Free Survival



N
mPFS
Dose Escalation 11 2.6 months
Dose Expansion 33 6.1 months
Log-rank test: p <0.0001
PFS [%]
100
50
0
0
10
20
30
40
50
Time from infusion [months]

Overall Survival



N
mOS
Dose Escalation 11 6.3 months
Dose Expansion 33 16.2 months
Log-rank test: p <0.0001
OS [%]
100
50
0
0
10
20
30
40
50
Time from infusion [months]

- Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion
- mPFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population*
- mOS in dose escalation is shorter than reported mOS for 2L+ cut. melanoma population*
- All patients in the dose escalation group deceased and 9/23 evaluable patients are alive in dose expansion#

PRAME Wave 1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), Overall survival (OS) and progression-free survival (PFS) censored at data-cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted
10 patients out of study at data-cut (withdrew consent)

Data cutoff Sep 24, 2025 60

Potential of PRAME-Directed Therapies in Solid Cancers

PRAME Target Expression and Prevalences in Selected Solid Cancer Types



No clinical activity expected
Potential for clinical activity
Clinical activity shown
Presumed optimized threshold[b]
Initial threshold to determine PRAME positive patients in current clinical trials[a]
Selected indications
Cutaneous Melanoma 95%
Uveal Melanoma[c] 90% (50%[c])
Uterine Carcinoma 95%
Ovarian Carcinoma (serous) 85%
Uterine Carcinosarcoma 95%
Synovial Sarcoma 95%
Squamous Cell NSCLC 70%
Triple-negative Breast Carcinoma 65%
Small Cell Lung Cancer 45%
Kidney Carcinoma (papillary) 40%
Cholangiocarcinoma 35%
Adenocarcinoma NSCLC 25%
Breast Carcinoma (all subtypes) 25%
Head & Neck Squamous Cell Carcinoma 25%
Esophageal Carcinoma (all subtypes) 25%
Hepatocellular Carcinoma 20%
Bladder Carcinoma 20%
PRAME RNAseq expression, TCGA [FPKM, log-scaled]

Hukelmann et al., SITC 2022, updated prevalences as of May 2025; [a] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided initial expression threshold applied to TCGA or in-house (SCLC) RNAseq data (approximate values, values between 95-100% shown as 95%); [b] Presumed optimized threshold used for combination approaches (e.g. IMA402/IMA401) and cell therapies, including anzu-cel and IMA203CD8. [c] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients demonstrates substantial higher prevalence of ~90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; MS: mass spectrometry; NSCLC: non-small cell lung cancer

PRAME 61

IMA203CD8 Shows Broad Clinical Activity across Diverse PRAME+ Solid Tumors

Clinical Activity in PRAME+ Tumors with Distinct Pathology / Biology

	Relative PRAME Expression	Immunological phenotype[a]	Clinical Activity
Melanoma	High	Hot	✓ *Busse et al, ESMO 2026*
Uterine cancer	High	Mixed	✓ *Busse et al, ESMO 2026*
Synovial sarcoma / Uveal melanoma	High	Cold	✓ *Busse et al, ESMO 2026*
Ovarian carcinoma	Low	Cold	✓ *Busse et al, ESMO 2026*

Clinical activity to date spans different PRAME levels, tumor biologies and tumor immune phenotypes, supporting broad applicability of IMA203CD8 for PRAME+ solid tumors, beyond the ones investigated

PRAME Wave 2: IMA203CD8

[a] Hot = T cell infiltrated/inflamed; Cold = non-T-cell infiltrated /non-inflamed according to Galon and Bruni, Nat Rev Drug Discov, 2019. Dominant phenotype for a tumor indication shown, intermediate "altered" immunological phenotypes not assessed for simplicity. Mixed: larger fractions of molecular subtypes exist with both, hot and cold immunological phenotype

62

Thank you! Making a Meaningful Impact on the Lives of Patients with Cancer www.immatics.com